BY-LAW AMENDMENT

Trillium Therapeutics Inc.
(the “Corporation”)

Proposed Amendment to By-Law No. 1
Relating to Advance Notice of Nomination for Election of Directors

By-Law No. 1 of the Corporation is hereby amended by adding thereto, the following Section 4.20, following Section 4.19 of By-Law No. 1:

4.20	Nomination of Directors -

(a)

Subject to the provisions of the Act, the articles and Applicable Securities Laws (as defined below), only persons who are nominated in accordance with the procedures set out in this Section 4.20 shall be eligible for election as directors of the Corporation. Nominations of an individual for election to the Board may only be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such meeting was called is the election of directors of the Corporation, as follows:

(i) by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition to call a meeting of shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) who, (A) at the close of business on the date of the giving of the notice provided for below in this Section 4.20 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (B) complies with the notice procedures set forth below in this Section 4.20.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Chief Financial Officer of the Corporation at the registered office of the Corporation in accordance with this Section 4.20.

(c)	To be timely, a Nominating Shareholder’s notice to the Chief Financial Officer of the Corporation must be made:

(i)

in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the initial Public Announcement (as defined below) of the date of the annual general meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following such Public Announcement;

(ii)

in the case of a special meeting of shareholders that is not also an annual general meeting but is called for the purpose of electing directors of the Corporation (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the initial Public Announcement of the special meeting of shareholders was made; and

(iii)

notwithstanding the foregoing, in the case of an annual general or special meeting of shareholders where “notice-and-access” is used for the delivery of proxy-related materials, not less than 40 days prior to the date of such meeting.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Chief Financial Officer of the Corporation must set forth:

(i)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director:

	A.	his or her name, age, business address and residence address, and status as a “resident Canadian” (as such term is defined in the Act);

	B.	his or her principal occupation or employment for the past five years;

C.

the class or series and number of shares in the capital of the Corporation which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by him or her, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Corporation and shall have occurred) and as of the date of such notice;

D.

a statement as to whether he or she would be “independent” of the Corporation (within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director of the Corporation at such meeting and the reasons and basis for such determination; and

E.

any other information relating to him or her that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder giving the notice:

	A.	the name and address of the Nominating Shareholder;

B.

the class or series and number of shares in the capital of the Corporation which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by the Nominating Shareholder or its affiliates and associates and any person acting jointly or in concert with the forgoing (“Joint Actors”) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Corporation and shall have occurred) and as of the date of such notice;

C.

full particulars of any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or any Joint Actor has the right to vote any shares in the capital of the Corporation;

	D.	full particulars of any derivatives, hedges or other economic or voting interests relating to the Nominating Shareholder’s interest in the securities of the Corporation; and

E.

any other information relating to such Nominating Shareholder or its Joint Actors that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(e)

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f)

No individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 4.20; provided, however, that nothing in this Section 4.20 shall be deemed to preclude discussions by a shareholder of the Corporation (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not determined to be in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this Section 14.20:

(i)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, statements, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(ii)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

References to “Nominating Shareholder” shall be deemed to refer to each shareholder that nominates a person for election as director of the Corporation in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(h)

Notwithstanding any other provision of the by-laws, notice given to the Chief Financial Officer of the Corporation pursuant to this Section 4.20 may only be given by personal delivery, by email (at such email address as may be stipulated from time to time by the Chief Financial Officer of the Corporation for this notice) or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Financial Officer at the address of the registered office of the Corporation, or by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) provided, that if such delivery, electronic communication or transmission is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery, electronic communication or transmission shall be deemed to have been made on the subsequent day that is a business day.

(i)	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 4.20